UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
(Amendment No. 3)

REGISTRATION STATEMENT UNDER THE SECURTIES ACT OF 1933

Amrus Technologies, Inc.
(Name of small business issuer in its charter)

Nevada
(State of jurisdiction of incorporation or organization)

3559-01
(Primary Standard Industrial Classification Code Number)

95-4750013
(I.R.S. Employer Identification No.)

6320 Canoga Avenue, Suite 1500
Woodland Hills, California 91367
(818) 227-5145

(Address and Telephone Number of principal executive offices)

SAME AS ABOVE
(Address of principal place of business or intended principal place of business)

John M. Williamson, Esq.
5775 Los Angeles Avenue, Suite 228
Simi Valley, California 93063
(805) 584-8000
(Name, address and telephone number of agent of service)

Approximate date of proposed sale to the public

As soon as practicable after the effective date of this registration statement

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box [ ]

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITES TO BE REGISTERED

Common Stock
Class A

DOLLAR AMOUNT TO BE REGISTERED

$9,998,400(1)

PROPSED MAXIMUM OFFERING PRICE PER UNIT

---

PROPOSED MAXIMUM AGGREGATE OFFERING PRICE

---

AMOUNT OF REGISTRATION FEE

$2,499.20(2)

NOTE(1) The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457( o).

NOTE (2) We previously paid registration fees of $ 2,500.00 for 10,000,000 share when this registration was first filed on September 28, 2001. Fees totaling ($00.40) will be carryforward as a credit in regards to this amendment.

EXPLANATORY NOTE:

THE FOLLOWING ITEMS WERE REQUESTED FROM THE SECURITIES AND EXCHANGE COMMISSION PER CORRESPONDENCE DATED OCTOBER 15, 2001

1. MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

AMRUS Technologies, Inc.'s own and affiliated scientific centers developed and are developing, commercializing and distributing the new generation of fully automated analytical systems, sensors, protection equipment for potential Earth, space planetary applications as well as applications for home and personal use.

Amrus Technologies, Inc. was incorporated under the laws of the State of Nevada in January 1999 to develop unique technologies to sterilize various media based on a hard electron beam generation. These technologies allow sterilizing large quantities of objects such as large volumes of mail, parcels, airflow's to buildings, water flows, food, medical applications and etc. It is suitable in defense against bacteriological weaponry and in prevention of harmful invasions and contaminations. The company also develops multifunctional miniature, state of the art sensing equipment for personal and industrial detection of biological life, poisonous chemicals, toxic elements, explosives drugs and etc.

The Company develops technology for the next generation of solid-state lasers, such as super-wide band tunable lasers inclusive lasers separating isotopes and for isotopic purification of material for utilization by the new generation of computers.

Detection of chemical substances present in different environments and objects represents a large market sector of the world economy. AMRUS has made a major breakthrough in the newly developed portable laser technologies. Industrial demand and the historic declassification of defense-related developments of the mid-nineties, has led to real-time laser analytical systems becoming common in quantitative, range resolving remote sensing when laboratory or on site chemical measuring is impossible or impractical. Laser based quantitative measurements are now considered an essential component of major programs such as space and planetary exploration, energy balance, natural and anthropogenic global changes, earth and near-space environmental monitoring, arms control, global weather forecasting and a variety of other governmental and private projects. Responses from customers indicate that our products and services are enjoying an excellent reputation and we fully intend to continue in this direction. Inquiries from prospective customers suggest there is considerable demand for our technologies and products. AMRUS's marketing strategy is to aggressively enhance, promote and support the fact that our products are a major contribution to a healthier environment and living. AMRUS's products offer a defense from terrorists and hijackers, protect the planet environment and space, as well as preserves and maintains the well being of people. It is our intension to continue our advances and growth in the world market with more unique technologically advances and effective products and services.

Year ended December 31, 1999 compared to year ended December 31, 2000

Total operating expenses for year ended December 31, 1999 was $ 6,067 as compared to the operating expenses for the year ended December 31, 2000 was

$ 14,333. This represents a $ 7,266 increase from the period.

Year ended December 31, 2000 compared to nine months ended September 30, 2001

Total income for the year ended December 31, 2000 was $ 0 as compared to total income of $ 7,157,667 for the nine months ended September 30, 2001.

The Cost of sales as of December 31, 2000 was $ 0 as compared to cost of sales of $ 6,132,967 as of September 30, 2001.

Total operating expenses for year ended December 31, 2000 was $ 14,333 as compared to $ 25,167 for the nine months ended September 30, 2001.

The net loss was $ 6,067 for the year ended December 31, 1999 as compared to $ 14,333 for the year ended December 31, 2000 was a 236% increase from the prior period. The net loss per common share was $(60.67) as compared to the net loss per common share of $(1.43) for the year ended December 31, 2000. The net income per common share was

$ .02 for the nine months ended September 30, 2001.

Working capital as December 31, 1999 was $(27,401) as compared to $(31,834) as of December 31, 2000. The working capital as of September 30, 2001 was $ (6,134).

Effective January 1, 2001, Amrus Technologies, Inc. purchased Laser Technologies and Systems, Inc. for $ 500,000 note payable and $1,600,000 in Amrus Technologies, Inc. common stock.

Forward Looking Statements and Associated Risks

This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, economic, competitive and other factors affecting our operations, markets, products and services, expansion strategies and other factors discussed elsewhere in this report and the documents filed by us with the Securities and Exchange Commission. Actual results could differ materially form these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact prove accurate. Our ability to accomplish our objectives, and whether or not we will be financially successful, is dependent upon numerous factors, each of which could have a material effect on the results obtained. Some of theses factors are within the discretion and control of management and others are beyond management's control. Management considers the assumptions and hypothesis used in preparing any forward-looking assessments of profitability contained in this document to be reasonable by management. However, we cannot assure investors that any projections or assessments contained in this document or otherwise made by management will be realized or achieved at any level. We make no representation or warranty as to the accuracy or completeness of any of these assumptions, or nothing contained in this document should be relied upon as a promise or representation as to any future performance or events. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Prospective investors should have this prospectus reviewed by their personal investment advisors, legal counsel or accountants to properly evaluate the risks and contingencies of this offering.

2. UNDERWRITER OR SALES AGENTS UNDERWRITER RULE 3(a)4-1

Amrus Technologies, Inc. is seeking to sell its offering without an underwriter or sales agents and qualifies for a self-offering exemption pursuant to the Securities Exchange Act of 1934.

Rule 3a4-1. Associated Persons of an Issuer deemed not to be Brokers.

    Ingrid Aliet-Gass is an associated person of the issuer of securities and is not deemed to be a broker solely by reason of her participation in the sale of the securities of such issuer if the associated person:
      Ingrid Aliet-Gass is not subject to a statutory disqualification, as that term is defined in Section 3(A)(39) of the Act, at the time of her participation; and
      Ingrid Aliet-Gass is not compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
      Is not at the time of her participation an associated person of a broker or dealer: and

(4) Meets the conditions of paragraph (a)(4)(i)(ii)or(iii) of this rule:
      Ingrid Aliet-Gass is an associated person which restricts her Participation to transaction involving offers and sales of securities:
        To a registered broker or dealer; a registered investment company (or registered separate account); an insurance company; a bank; a savings and loan association; a trust company or similar institution supervised by a state or federal banking authority; or a trust for which a bank, a savings and loan association, a trust company, or a registered investment adviser either is the trustee or is authorized in writing to make investment decisions. (b) that are exempted by reason of section 3(a)(7) 3(a)(9) or 3(a)(10) of the Securities Act of 1933 from the registration provisions of that Act; or (c) that are made pursuant to a plan or agreement submitted for the vote or consent of the security holders who will receive securities of the issuer, a merger or consolidation or a similar plan of acquisition involving an exchange of securities, or a transfer of assets of any other person to the issuer in exchange for securities of the issuer; or (d) that are made pursuant to a bonus, profit sharing, pension, retirement, thrift, savings, incentive, stock purchase, stock ownership, stock appreciation, stock option, dividend reinvestment or similar plan for employees of an issuer or a subsidiary of the issuer:
      The associated person meets all of the following conditions: (a) the associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (b) the associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (c) the associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)(4)(i) or (a)(4)(iii) of this rule, except that for securities issued pursuant to Rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included within one Rule 415 registration:
      The associated person restricts his participation to any one or more of the following activities: (a) preparing any written

Communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser: provided, however, that the content of such communication is approved by a partner, officer or director of the issuer; (b) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, provided, however, that the content of such responses are limited to information contained in a registration statement filed under the Securities Act of 1933 or other offering document; or (c) performing ministerial and clerical work involved in effecting any transaction.
    No presumption shall arise that an associated person of an issuer has violated Section 15(a) of the Act solely by reason of his participation in the sale of securities of the issuer if he does not meet the conditions specified in paragraph (a) of this rule.

Definitions:

Associated person of an issuer means any natural person who is a partner, officer, director or employee of (1) the issuer; (2) a corporate general partner of a limited partnership that is the issuer: (3) a company or partnership that controls, is controlled by, or is under common control with, the issuer: or (4) an investment adviser registered under the Investment Advisers Act of 1940 to an investment company registered under the Investment Company Act of 1940 which is the issuer.

3. AUDITED FINANCIAL STATEMENTS FOR DECEMBER 31, 1999 AND 2000 AND UNAUDITED FINANCIAL STATEMENT AS OF SEPTEMBER 30, 2001.

FINANCIAL STATEMENTS

KURT D. SALIGER, C.P.A.
Certified Public Accountant
1601 South Rainbow Boulevard, Suite 220B
Las Vegas, Nevada 89146
Phone: (702) 367-1988
Fax: (702) 948-8674

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Amrus Technologies, Inc.
Los Angeles, California

I have audited the accompanying consolidated balance sheets of Amrus Technologies, Inc. and subsidiary as of December 31, 1999 and December 31, 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years ended December 31, 1999 and December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amrus Technologies, Inc. and subsidiary as of December 31, 1999 and as of December 31, 2000 and related consolidated statements of income, stockholders' equity, and cash flows for each of the two years ended December 31, 1999 and December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

By:/s/ Kurt D. Saliger
       Kurt D. Saliger, C.P.A.

Las Vegas, Nevada
November 12, 2001

AMRUS TECHNOLOGIES, INC. BALANCE SHEET
	DECEMBER 31, 1999	DECEMBER 31, 2000	SEPTEMBER 30, 2001 (UNAUDITED)
ASSETS CURRENT ASSETS
Cash	$ 100	$ 644,733	$ 619,534
Accounts Receivable	500	-	2,008,333
Prepaid expenses	-	1,070,133	2,776,133
Total Current Assets	600	1,714,866	5,404,000
Property and Equipment (at Cost less accumulated depreciation)(Notes 1 & 2)
	-	367,000	367,000
Other Assets (Notes 1&3)	-	-	2,100,000
TOTAL ASSETS	$ 600	$ 2,081,866	$ 7,871,000
LIABILTIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Current Maturities (Note 4)	$ -	$ -	$ 624,000
Account Payable	-	-	472,900
Customer Deposits	-	1,111,100	2,666,667
Accrued Expenses	28,001	635,600	1,296,734
Income tax payable	-	-	349,833
TOTAL CURRENT LIABILITIES	28,001	1,746,700	5,410,134
LONG-TERM DEBT (Notes 4)	-	367,000	243,000
STOCKHOLDERS' EQUITY
Common Stock, par value of $1.00 per share, authorized 50,000,000 shares issued and outstanding (Notes 6)
Common Stock - Subscribed (Note 6)	100	10,000	1,610,000
Common Stock - Subscribed in Excess of Par Value (Note 6)
of par value (Note 6)	68,333	68,333	68,333
Retained Earnings	(95,834)	(110,167)	539,533
TOTAL STOCKHOLDERS' EQUITY	(27,401)	(31,834)	2,217,866
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 600	$ 2,081,866	$ 7,871,000
SEE ACCOMPANYING ACCOUNTANTS' COMPILATION REPORT

AMRUS TECHNOLOGIES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENT OF OPERATIONS
	Predecessor Year Ended December 31, 1999	Year Ended December 31, 2000	Nine months ended September 30, 2001 (UNAUDITED)
Sales	$ -	$ -	$ 7,157,667
Cost of Sales	0	0	6,132,967
Gross Profit	0	0	1,024,700
Operating expenses
Administrative expenses	6,067	14,333	25,167
Net Income before Income Taxes	(6,067)	(14,333)	999,533
Provision for income taxes	-	-	349,833
Net Income	$ (6,067)	$ (14,333)	$ 649,700
Basic and diluted loss per share	$ (60.67)	$ (1.43)	$ .02
Weighted average number of shares outstanding basic and diluted	100	10,000	$ 29,000,000

SEE ACCOMPANYING ACCOUNTANTS REPORT

AMRUS TECHNOLOGIES, INC. STATEMENT OF CASH FLOWS
	Predecessor YEAR ENDED DECMEBER 31, 1999	YEAR ENDED DECEMBER 31, 2000	NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)
OPERATING ACTIVITIES: Net Income (Loss)	$ (6,067)	$ (14,333)	$ 649,700
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	0	0	0
	(6,067)	(14,333)	649,700
Changes in operating assets and liabilities:
(Increase) decrease in account receivable	(500)	500	-2,008,333
(Increase) decrease in inventory	-	(1,070,133)	-1,706,000
Increase (decrease) in current maturities	-	-	624,000
Increase (decrease) in accounts payable	-	-	472,900
Increase (decrease) in accrued expenses	6,567	607,599	661,134
Increase (decrease) in customer deposits	-	1,111,100	1,555,567
Increase (decrease) in income tax payable	-	-	349,833
Net cash provided by operating activities	-	634,733	-50,899
INVESTING ACTIVITIES: (Increase) in Equipment	-	(367,000)	-
(Increase) decrease in other assets	-	-	-2,100,000
TOTAL INVESTING ACTIVITIES	-	(367,000)	-2,100,000
FINANCING ACTIVITIES Increase (decrease) in long -term debt	-	367,000	-124,000
Increase (decrease) in Common Stock-Subscribed	100	9,900	1,600,000
Increase (decrease) in Common Stock-Subscribed in Excess of Par Value
TOTAL FINANCING ACTIVITIES	100	376,900	1,476,000
Increase (decrease) in cash	100	644,633	-25,199
CASH - Beginning of period	-	100	644,733
CASH - End of period	$ 100	$ 644,733	$ 619,534
SUPPLEMENTAL DISCLOSURE:
SUPPLEMENTAL DISCLOSURE: Interest Paid	-	-	0
Taxes Paid	-	-	0
SEE ACCOMPANYING ACCOUNTANTS' REPORT

	AMRUS TECHNOLOGIES, INC.
	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
	Common Stock
	Shares	Amount	Retained Earnings (Deficit)
December 31, 1998	100	$ 100	$ (89,767)
Net loss(12/31/1999)			(6,067)
December 31, 1999	100	100	(95,834)
Net loss (12/31/2000)			(14,333)
Common Stock Subscribed	9,900	9,900
December 31, 2000	10,000	10,000	(110,167)
Net income (9/31/2001)			649,700
Common Stock Subscribed	1,600,000	1,600,000
September 30, 2001	1,610,000	$ 1,610,000	$ 539,533

		SEE ACCOMPANYING ACCOUNTANTS' REPORT

AMRUS TECHNOLOGIES, INC.
AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 2000
(INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2001 IS UNAUDITED)

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Line of Business

AMRUS Technologies, Inc. (AMRUS) developed unique technologies to sterilize various media based on a hard electron beam generation. These technologies allow sterilizing large quantities of objects such as large volumes of mail, parcels, airflow's to buildings, water flows, food, medical applications and etc. It is suitable in defense against bacteriological weaponry and in prevention of harmful invasions and contaminations.

AMRUS Technologies, Inc. develops multifunctional miniature, state of the art sensing equipment for personal and industrial detection of biological life, poisonous chemicals, toxic elements, explosives, drugs and etc.

In combined installations of our e-Beam Sterilizer TM s (some models) with sensors it provides a higher security level against harmful bacteria and other dangerous substances.

AMRUS Technologies, Inc., and in joint ventures, are developers, manufacturers and distributors of technologies for sterilization with electron beam by generating a hard beam of electrons through  air or any gases pointed to the target.

The Company develops technology for the next generation of solid-state lasers, such as super-wide band tunable lasers, inclusive lasers separating isotopes and for isotopic purification of materials for utilization by the new generation of computers.

AMRUS introduces new energy production technologies, newly developed building materials and the high-performance and a cost-effective system of building construction.

AMRUS installs fixed and hand held multifunctional sensing detectors to screen for explosives, bullets, chemical and biological weaponry.

The installed technology will scan entryways, driveways, sidewalks and etc. of federal and state buildings, private buildings, schools, industrial facilities, airport facilities, train stations and other objects as needed.

AMRUS has formed one of the most advanced scientific research and development joint venture and management team in the industry.

The company has patented technology and contracts with underlining patents which has an estimated market value of $450,000,000.00

Principle of Consolidation

The Company had a 100% ownership interest in Laser Technologies and Systems, Inc. which has been consolidated in these financial statements through September 30, 2001. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Statements

The Financial information as of September 30, 2001, for the nine months ended September 30, 2001 is unaudited. These interim financial statements have been prepared on substantially the same basis as the audited financial statements and

In the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information set forth herein.

Initial Public Offering

In October 2001, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the Company to sell shares of its common stock in connection with a proposed initial public offering of securities (IPO).

Property and Depreciation

Depreciation has been provided on the same basis for tax and financial accounting purposes using the straight-line, accelerated and declining balance methods. The estimated useful lives of the assets are as follows:

Equipment 5 - 7 years

Expenditures for maintenance and repairs are charged to operations and renewals and betterment's are capitalized.

Patents

Amortization has been provided on the same basis for tax and financial accounting purposes using the straight-line, accelerated and declining balance methods. The estimated useful lives of the assets are as follows:

Patents 17 years

Expenditures for maintenance and repairs are charged to operations and betterment's are capitalized.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories

Inventories are included in prepaid expenses and other current assets and are stated at the lower of cost, primarily determined by the first-in, first-out method or market.

Customer Deposits

Customer deposits consists of some customers which we typically require an advance

Deposit. We record these deposits as a liability until revenue is recognized on the specific contract.

Revenue Recognition

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) (No. 101) "Revenue Recognition in Financial Statements." Management believes the Company's revenue recognition policies are in accordance with the guidance provided by the SEC and therefore the Company's adoption of SAB No. 101 had no impact on the Company's results of operations or financial position.

The Company earns revenues through sale of research materials, providing research services to third parties. The company recognizes revenue under the contracts based on completion of performance under the respective contracts and where no ongoing obligation on the part of the Company exists. Direct Costs related to these contracts are reported as research and development expenses.

Research and Development Expenses

Research and development costs are expensed as incurred.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated into United States Dollars at year-end exchange rates. Revenues, costs and expenses of foreign subsidiaries are translated at average exchange rates for each year

2.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Equipment $ 367,000

Less: accumulated depreciation _____-0-_

$ 367,000

3.  OTHER ASSETS

Other assets consists of the following:

Patents $2,100,000

Patents are amounts paid for by the company to acquire total rights to patents.

4.  LONG-TERM DEBT

Long-term debt consists of the following:

Loan payable- secured by patents,

payment due in monthly installment $367,000

Loan payable-secured by patents,

Technologies, and equipment, payment

Due in monthly installments 500,000

867,000

Less: current maturities             624,000

$243,000

Long-term debt will mature as follows:

Period ending December 31, 2002 243,000

5.  COMMITMENTS AND CONTINGENCIES

6.  STOCKHOLDERS' EQUITY

Stockholders' Equity consists of the following:

      Common Stock- Subscribed is the subscription of stock at amounts at or above par.
      Common Stock-Subscribed in Excess of Par Value

7.  RELATED-PARTY TRANSACTIONS

We are affiliated with Western States International, Inc. through common interest at the Stockholder level.

8.  SUBSEQUENT EVENTS